

Mail Stop 3561

September 2, 2016

Mr. Kevin M. Farr
Chief Financial Officer
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245

      Re: **Mattel, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2015
               Filed February 25, 2016
               File No. 001-05647

Dear Mr. Farr:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Lyn Shenk for

                        Andrew Mew
                        Senior Assistant Chief Accountant
                        Office of Transportation and Leisure